Exhibit 1.01

Conflict Minerals Report of BT Group plc in accord with Rule 13p-1 under the Securities Exchange Act of 1934

Due Diligence

Below we describe the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals necessary to the function or production of the products we manufacture or contract to manufacture, as the case may be.

We issued to relevant suppliers a country of origin questionnaire, which is based upon that created by the globally recognised Responsible Minerals Initiative (formerly CFSI) to which BT became a member late 2017. This year we also asked the suppliers to complete the RMI Cobalt template1.

These questionnaires form the primary element of our due diligence process and were issued to all of our first level suppliers of ‘in-scope’ products (as described below under “Products”). Our updated global Conflict Minerals Policy is available to our suppliers and to all stakeholders via our website.

63 suppliers were contacted this year. The numbers have reduced from last year due to the BT Cable being sold, the response rate was 73% to the country of origin questionnaire, we accept that the global pandemic, Covid-19 may have impacted adversely on the response rate.

Our procurement and compliance teams analysed the responses and found that:

•	26% were able to say their product was conflict free;

•	20% did not use metals in the product; and

•	54% had received responses from over 75% of their suppliers.

Where supplier responses identified smelters, we checked the names of smelters against the RMI’s list of Conformant Smelters & Refiners.

Overall, our analysis suggests an improvement in the due diligence processes that our suppliers have implemented. For example, more detailed policies are published externally on our suppliers’ websites.

We appreciate it is early days for Cobalt reporting, this year we had a 37% response rate. It is however encouraging to see that we have had suppliers respond using the CFSI template.

Our analysis found that:

•	One supplier was able to say their product was conflict free;

•	61% did not use metals in the product; and

•	13% had received responses from over 75% of their suppliers.

Many of the suppliers have answered that Cobalt is not used in their products and for those that do, 50% have responded that they have public Cobalt policy and also conduct Cobalt surveys on their suppliers.

We have a specific conflict minerals clause which we include in contracts with suppliers who manufacture BT branded products that helps us comply with our obligations under the Dodd-Frank Act. Our central procurement and compliance teams are available to support both buyers and suppliers.

Democratic Republic of the Congo Conflict Status

On the basis of our due diligence measures described above, we were not able to determine definitively that the necessary conflict minerals either (x) did or did not originate in the Democratic Republic of the Congo (DRC) or an adjoining country or (y) did in fact come from recycled or scrap sources. Accordingly, we have concluded that, for calendar year 2019, the products manufactured by us or contracted by us to be manufactured are DRC conflict undeterminable.

Products

Under the Rules, we are required to make a determination where the conflict minerals may be found in products which we manufacture or ‘contract to manufacture’. Against this requirement, we reviewed last year’s in scope products and considered any new additions to the BT product portfolio. The below list is not an exhaustive list of these products. It details our primary categories, with some of the relevant products within those categories.

[1]	http://www.responsiblemineralsinitiative.org/reporting-templates/cobalt-reporting-template/

BT branded products (contracted to manufacture):

•	BT’s broadband gateways, set top boxes, High Street Devices (such as DECT phones, Baby Monitors etc).

•	Plusnet & EE branded products – Plusnet and EE are both wholly owned subsidiaries of BT Group plc, The Plusnet branded modem and set top box and the EE/BT 4G Wi-Fi and MiFi devices.

•	Openreach branded modem – Openreach is is a wholly owned subsidiary of BT Group plc. The suppliers involved with the modem flagged all four metals as included in this product.

•

Trading and Command – BT’s Netrix series of trading desks – BT Trading and Command provides communications to and within the financial services markets. IPtrade products – driven turret devices centralise voice, data, and video in a single solution.

We continue to assess our ‘in-scope’ list, in support of the principles of the conflict minerals legislation. As described under “Due Diligence” above, in our due diligence procedures we have sought to determine the source of the conflict minerals to the extent reasonably practicable, particularly given the attenuated nature of our location in the supply chain relative to the initial sourcing of the conflict minerals.

Mitigating Steps

To mitigate the risk of 3TG (tin, tantalum, tungsten and gold) metals and Cobalt from conflict affected areas being present in our products and supply chain, and in order to improve our due diligence processes, we will:

•	Review and continue to build on our training and guidance for our licensed buyers who deal with suppliers of ‘in-scope products’; and

•	Utilise our RMI membership to keep abreast of developments and enhancements.

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2019.